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                          April 18, 2024

       Fawad Maqbool
       President and Chief Executive Officer
       AmpliTech Group, Inc.
       155 Plant Avenue
       Hauppauge, NY 11788

                                                        Re: AmpliTech Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 12,
2024
                                                            File No. 333-278657

       Dear Fawad Maqbool:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mayank Pradhan